Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160748

STEADFAST INCOME REIT, INC.

SUPPLEMENT NO. 5 DATED DECEMBER 29, 2010
TO THE PROSPECTUS DATED JULY 9, 2010

This document supplements, and should be read in conjunction with, our prospectus dated July 9, 2010 as supplemented by Supplement No. 4 dated December 10, 2010, relating to our offering of up to $1,650,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 5 shall have the same meanings set forth in our prospectus. The purpose of this Supplement No. 5 is to disclose:

•	the status of our public offering;

•	the acquisition of the Park Place Condominiums located in Des Moines, Iowa;

•	a clarification with respect to providing portfolio information; and

•	an update to our structure chart.

Status of Our Public Offering

We commenced our initial public offering of up to $1,650,000,000 in shares of our common stock on July 19, 2010. As of December 22, 2010, we had received and accepted investors’ subscriptions for and issued 414,042 shares of our common stock in our public offering, resulting in gross offering proceeds of $4,118,506. As of December 22, 2010, approximately 149,585,958 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of July 9, 2012, unless extended, or the date on which the maximum amount has been sold.

Acquisition of Park Place Condominiums

On December 22, 2010, or the closing date, we acquired a fee simple interest in the Park Place Condominiums located in Des Moines, Iowa, or the Park Place property, through SIR Park Place, LLC, or SIR Park Place, a wholly owned subsidiary of Steadfast Income REIT Operating Partnership, LP, our operating partnership, from an unaffiliated third party seller.

Financing and Fees

SIR Park Place acquired the Park Place property for an aggregate purchase price of $8,050,000, exclusive of closing costs. SIR Park Place financed the payment of the purchase price for the Park Place property with (1) proceeds from our public offering and (2) a loan in the aggregate principal amount of $5,000,000, or the Park Place loan, from Ames Community Bank, or the lender, evidenced by a promissory note dated December 22, 2010, or the Park Place Note. The capitalization rate for the Park Place property on the closing date was approximately 7.7%. The capitalization rate is the ratio between the net operating income produced by an asset and its current market value. An acquisition fee of approximately $165,000 was earned by our advisor in connection with the acquisition of the Park Place property; however, such fee has been deferred pursuant to the terms of the advisory agreement by and between us and our advisor until our cumulative adjusted funds from operations (as defined in the advisory agreement) exceed the lesser of (1) the cumulative amount of any distributions paid to our stockholders as of the date of reimbursement of the deferred fee or (2) an amount that is equal to a 7.0% cumulative, non-compounded, annual return on invested capital to our stockholders as of the date of reimbursement.

Park Place Loan

In connection with the acquisition of the Park Place property, SIR Park Place borrowed $5,000,000 from lender pursuant to the Park Place Note and the loan agreement by and between SIR Park Place and lender, which are referred to herein, together with the other loan documents, as the “loan documents.” The Park Place Note has a 36 month term with an initial maturity date of December 31, 2013, or the “initial maturity date,” provided that SIR Park Place has the option to extend the initial maturity date for up to two successive periods of one year each, each such period referred to as an “extension period.” The exercise by SIR Park Place of its option to extend the term of the Park Place Note is subject to (1) the absence of any continuing event of default under the loan documents, or any event which, with the giving of notice or the passage of time, or both, would constitute such an event of default, (2) SIR Park Place providing lender with written notice of the requested extension period at least ten (10) days prior to the initial maturity date and (3) the payment by SIR Park Place of an extension fee equal to 0.25% of the then outstanding principal balance of the Park Place Note.

Interest on the outstanding principal balance of the Park Place Note will accrue at a rate of 5.25% per annum through the initial maturity date, and a monthly payment of interest only will be due and payable on the first day of each month until the initial maturity date. Subject to any extension period, the entire outstanding principal balance of the Park Place Note, plus any accrued and unpaid interest thereon, is due and payable in full on the initial maturity date. During an extension period, if any, interest on the outstanding principal balance of the Park Place Note will accrue at a rate per annum equal to the One-Year Federal Home Loan Bank of Des Moines rate plus 3.75%; provided, however, that such interest rate during an extension period shall never be below 5.0% or above 6.5%. So long as any payment due under the Park Place Note or other loan documents is not paid on or before the fifth day after the due date, SIR Park Place will pay a late fee of 5.0% of the payment due which late fee will be added to the amount of principal and interest due with each such late payment. SIR Park Place may prepay all or any portion of the outstanding principal balance of the Park Place Note without premium or penalty provided SIR Park Place is current on all interest payments.

The loan documents provide for customary events of default, some with corresponding cure periods, including, without limitation, payment defaults, failure to maintain required insurance coverage, material misrepresentations or omissions, bankruptcy related defaults, certain prohibited transfers and cross-defaults under any other debt secured by the Park Place property. Upon an uncured event of default by SIR Park Place, lender may declare all amounts due under the Park Place Note immediately due and payable in full. Upon the occurrence of an event of default, lender is entitled to receive the entire unpaid principal sum outstanding plus 10% per annum on all amounts due pursuant to the Park Place Note computed from the date of the occurrence of the event of default to the date of payment of all amounts due under the loan documents, or in lender’s discretion, the date the event of default is cured.

The performance of the obligations of SIR Park Place under the Park Place Note is secured by (1) a Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Financing Statement between SIR Park Place and lender with respect to the Park Place property, including improvements, after acquired property and fixtures and personal property, and (2) an Assignment of Management Agreement. In addition, we have entered into a Guaranty in favor of lender pursuant to which we guarantee the payment of the Park Place loan up to $1,000,0000.

On the closing date, SIR Park Place entered into an Environmental and Hazardous Substance Indemnification Agreement, or the environmental indemnity, pursuant to which SIR Park Place agreed to indemnify, defend and hold harmless lender and its affiliates or any other person identified by lender that is involved in the origination or servicing of the Park Place loan, from and against any losses, damages, claims or other liabilities that lender or such other parties may suffer or incur as a result of, among other things, (1) the presence or release or threatened release of certain hazardous substances in, on, above or under the Park Place property, (2) any past, present or threatened non-compliance with or violation of any environmental laws applicable to the Park Place property and (3) any breach of any representation or warranty or covenant made in the environmental indemnity by SIR Park Place.

Management of Property

On the closing date, SIR Park Place and Steadfast Management Co., Inc., or the property manager, an affiliate of our sponsor, entered into a property management agreement, or the management agreement, pursuant to which the property manager will serve as the exclusive leasing agent and manager of the Park Place property. The management agreement contains customary covenants by the property manager with respect to leasing activities, employment of personnel, maintenance and repairs, supervision of capital improvements, required liability insurance coverage, collection of rents and other tenant charges and monthly and annual financial reports. Pursuant to the management agreement, SIR Park Place will pay the property manager a monthly management fee in an amount equal to 3.5% of the Park Place property’s gross collections (as defined in the management agreement) for each month. The management agreement has an initial one year term and will continue thereafter on a month-to-month basis unless either party gives prior notice of its desire to terminate the management agreement, provided that SIR Park Place may terminate the management agreement at any time without cause upon thirty (30) days prior written notice to the property manager. Pursuant to the management agreement, the property manager has agreed to indemnify and hold harmless SIR Park Place and its affiliates, officers, directors, employees and agents from all liabilities or expenses incurred by any such party resulting from the property manager’s gross negligence, willful misconduct or breach of the management agreement.

Description of the Property

The Park Place property is comprised of 147 condominium units with approximately 90,900 rentable square feet within a 16-story building located in downtown Des Moines, Iowa. The building was constructed in 1986 and contains 158 total condominium units. The Park Place property contains 16 studio units (approximately 429 square feet per unit), 91 one-bedroom units and 40 two bedroom units (approximately 679 square feet per unit). The one-bedroom units at the Park Place property consist of units of approximately 471, 570 and 668 square feet per unit. All units at the Park Place property feature a single bathroom and a full set of kitchen appliances. Amenities at the Park Place property include a fitness center, an approximately 6,000 square foot rooftop terrace, a community room with Wi-Fi and a library, a computer room, a guest suite, a secure access entry and onsite laundry. In addition to the units noted above, the Park Place property also includes 101 onsite garage parking spaces and a surface lot located approximately two blocks away containing 40 parking spaces. The units at the Park Place property are primarily leased to the corporate retail market.

As of November 30, 2010, the units at the Park Place property had an average market rent of approximately $803 per unit and were approximately 95% leased.

We believe that the Park Place property is suitable for its intended purposes and is adequately covered by insurance. For 2009, the property was taxed at an effective rate of 3.5%, reflecting estimated real estate taxes on the property of approximately $281,308. Within twelve months from the closing date, we expect to make various routine repairs and enhancements to the Park Place property for an aggregate estimated cost of approximately $215,000. In addition, over an approximately two-year period, we intend to upgrade 50 of the units at the Park Place property with new appliances, cabinetry, fixtures, light, paint and carpet for an aggregate cost of approximately $500,000.

The Park Place property is located at 615 Park Street in the central business district of Des Moines. The Park Place property is located approximately two blocks from the newly constructed River Walk along the Des Moines River and in walking distance from the 17,000 seat Wells Fargo Arena and the approximately 150,000 square foot Hy-Vee Convention Center. In addition, the Park Place property’s close proximity to the Des Moines skywalk system allows a direct link to most of the hotel, retail, office and entertainment venues in the downtown Des Moines area. The Park Place property faces competition from similar mid-to high-rise properties in the downtown Des Moines sub-market, including the Kirkwood, Vine Street Lofts and Market Place Apartments, each of which is a multifamily apartment property located within one mile of the Park Place property.

For federal income tax purposes, we estimate that the depreciable basis in the Park Place property will be approximately $7,550,000. We will depreciate buildings based upon an estimated useful life of 27.5 years.

Clarification with Respect to Information on Our Portfolio

As disclosed in our prospectus, we expect to provide certain monthly operational data each month with respect to each real property in our portfolio. Prior to the acquisition of the Park Place property, we owned one property, the Lincoln Tower Apartments. As a result, all of our operational information to date reflects the performance of our one property. We expect to provide certain operational data each month with respect to each property beginning February 2011, the month following the full month of operations after acquiring the Park Place property.

An Update to Our Structure Chart

The following structure chart replaces and supersedes our structure chart at page 4 of our prospectus.

Ana Marie del Rio
Member
Rodney F. Emery
Manager/Member
Dinesh K. Davar
Member
7%
86%
7%
Steadfast REIT Holdings, LLC
100%
Steadfast REIT Investments, LLC
Sponsor
100%
Profit Members(2)
100%
Steadfast Income Advisor, LLC
Advisor
Profit Members(2)
Common Stock
Steadfast Capital Markets Group, LLC
Dealer Manager
Advisory Agreement
Dealer Manager Agreement
Convertible Stock
General Public (Common Stock Holders)
Steadfast Income REIT, Inc.
General Partner Interest(1)
Limited Partner Interest 100%
Steadfast Income REIT Operating Partnership LP
(Real Properties & Real Estate Related Assets)

(1)	As we accept subscriptions for shares of our common stock, we will transfer substantially all of the net offering proceeds to our operating partnership in exchange for limited partnership interests and our percentage ownership in our operating partnership will increase proportionately.

(2)	Certain officers and employees of our sponsor and its affiliates own profit interests in each of the managing dealer and advisor that entitles them to a portion of the net profits earned by each such entity after all invested capital and a preferred return on invested capital are distributed to Steadfast REIT Holdings, LLC and Steadfast REIT Investments, LLC, respectively.

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